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SharkStopper

The World's Most Effective Shark Repellent

Amount Raised ?

$0

Days Left ?   91   Investors   0






🌐 www.sharkstopper.com

 Huntington, NY

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PITCH	TEAM	DOCUMENTS	QUESTIONS	FUNDRAISING	COMMENTS	›

THE PROBLEM



Swimmers, surfers, and other water lovers number over **80 million** in the United States alone, and they all have the same fear: **shark attacks**.

There are over **10 million** private boaters based near oceans in the United States. They have no reliable device to keep sharks at a distance should they decide to enter the water.

The commercial fishing industry **loses $50 billion** worldwide every year to sharks attacking their catch. A typical commercial fisherman loses between 20-30 percent annually due to sharks. These attacks have driven commercial fishermen away from the best fishing grounds. As a result, fishing trips are longer and losses are greater.

THE SHARKSTOPPER SOLUTION



All SharkStopper products operate on the same multi-patented acoustically driven technology. The core technology generates a specific underwater sound through the use of a watertight speaker or speaker array. Repeated testing has proven that our technology will repel a predatory shark's approach over a large area (approximately 5-40 meters) without adversely affecting the shark, the surrounding environment, or any other species of aquatic life.



SharkStopper has tested its patented frequency on many types of shark species in various parts of the world, each time achieving positive results.

1. US 6,606,963(Personal Shark Repellent)
2. US 7,037,153 (Surfboard Shark Repellent)
3. US 7,302,905 (Shark Repellent for Boats)
4. USTPO Serial# 62/167,608 (Commercial Fishermen Shark Repellent)





SharkStopper will repel sharks - even predatory sharks - at a distance of 5 to 40 meters depending on the device used. SharkStopper does so without adversely affecting human, shark, or other species of aquatic life in the surrounding environment!



1. Patented acoustical frequency that repels sharks but does not harm them.
2. A sensor that automatically turns the device on when it is in the water, and off when it is out of the water.
3. A USB rechargeable battery that provides up to four hours of protection.
4. A warning vibration to alert users the when battery charge is low.
5. Adjustable strap to fit the leg of child or adult.



THE TARGET MARKET



Personal Shark Repellent (PSR)

To maximize protection against a shark attack for anyone in the water, SharkStopper invented and patented the **Personal Shark Repellent (PSR).**

The statistics are compelling: 3.3 million people surfed **in 2000**. The boardsports industry is projected to hit $19.6 billion by next year. Over the last 6 years, one shark repellent company has sold over **$10.4 million** worth of product.



Watercraft Shark Repellent (WSR)

There are over **10 million** private boaters based near oceans in the United States. They have no reliable device to keep sharks at a distance should anyone on the craft decide to enter the water. For this audience, we have designed and patented the **Watercraft Shark Repellent (WSR).**

We have received numerous inquiries from the mega-yacht industry requesting a design to be incorporated into these larger yachts during construction or refit. **Licensing opportunities like this will require very little effort but provide great margins.**


SHARKSTOPPER®
STAY SAFE FROM SHARKS #SHARKSTOPPER

Commercial Fishing Shark Repellent (CFSR)

The commercial fishing industry **loses $50 billion** worldwide every year to sharks attacking their catch.
A typical commercial fisherman loses between 20-30 percent annually due to sharks (watch 45 second explanation here).
Our future product **Commercial Fishing Shark Repellent (CFSR)** can increase overall catch yield and profits for fishermen.
We will initially target vessels that are 20 meters or longer because they suffer the greatest losses and can most easily purchase, deploy and support the product. Worldwide, there are over 50,000 vessels in this category. We will market and sell to North American fishing fleets first and capitalize on successes to build a selective but global distribution reach.


BOTTOM LINE: IN THE COMMERCIAL FISHING MARKET SPACE THERE IS NO VIABLE SOLUTION THAT PROTECTS CAUGHT FISH FROM SHARK LOSSES, AT ANY PRICE, EXCEPT OUR PROPOSED SHARKSTOPPER DEVICE.



OUR COMPETITION

There are over a dozen shark repellent products, yet most perform poorly when compared to the SharkStopper on these aspects: ease of use, price point, environmental safety, and efficacy. **No competitor** is effectively supplying the multi-modal, quickly growing shark repellent market. The competition is **not** providing a simple and cost effective product to water-sports enthusiasts.


THE SHARKSTOPPER SOLUTION IS SMALL AND EASY TO USE. IT WORKS IN FRESH, BRACKISH AND SALT WATER OVER LONGER DURATIONS THAN THE COMPETITION, AND WILL BE COMPETITIVELY PRICED BELOW THE COMPETITION.

A brief summary of competitor's products:

Sharkshield™, from Australia, has been on the market approximately nine years and has sold approximately 16,000 units in the past six and a half years. This device operates by generating an electric current between an anode and cathode that are worn on the shoulder and foot. The Sharkshield has had success with SCUBA divers and is most adapted to that market.

Sharkdefense™ utilizes two separate approaches in repelling sharks. The first approach is disbursement of a chemical into the water while the second approach is an electropositive metal alloy (magnets) which gives off a passive electric fieldas a result of the corrosion of the metals. The chemical approach has limitations due to water currents and diffusion, as well as environmental and cost concerns if intended for long-term use. The chemical approach is only suited for short durations and local use during or after a shark attack. The magnet has a very limited range and strength. Numerous magnets need to positioned near each other and need to be renewed often to prevent corrosion from further reducing the protective potential.

SharkBanz™ is a product worn on the ankle or wrist which is purported to repel sharks. The effect of the magnets is stated that the product will turn away sharks in close proximity. However, the company's website states "Sharkbanz are not designed to prevent sharks from eating visible bait. They have a hierarchy of senses and can override the electrical sense in the event that visible bait is present." The SharkStopper can both deter sharks from an investigatory "hit and run" and also has been proven to turn away sharks from visible bait in blood-baited water.

Evaluation Criteria	SharkStopper	Shark Shield Pulse	Shark Defense (Chemical)	SharkBandz
Efficacy	High	Medium	High	Low
Range				
1 meter	High	High	High	Medium
5 meters	High	Medium	Medium	n/a
10 meters	High	Low	Low	n/a
20 meters	High	n/a	n/a	n/a
40 meters	High	n/a	n/a	n/a
Ease of Use	High	Medium	Low	High
Positive Environmental Impact	High	Medium	Low	High
Price	Medium	High	High	Low
Salt, Brackish, & Fresh Water	Yes	No	Yes	Low

Notes:

* Use in Personal, Watercraft, or Commercial Fishing
** Considers use of more than 1 speaker: i.e. two PSRs or one WSR with two speakers
*** Considers use of 4 speakers; i.e. four PSRs or one WSR with four speakers

PRESS

SharkStopper aired on a segement of **Discovery Canada**. Watch the YouTube video here

As Seen On















































DIGITAL TRENDS
c|net
gizmag
gadgetKing.com
gadgetify
OH GIZMO!
CrowdFundBeat
Boardopolis
BOMB
INTERESTING ENGINEERING
Scoop.it!
Storify
CROWDFUNDING DAILY NEWS
LAUNCH.IT
FUTURISTECH INFO
Frequency

FINANCIAL PROJECTIONS

SharkStopper will begin by selling the Personal Shark Repellent (PSR) and the Watercraft Shark Repellent (WSR). Part of the funds being raised will also go to further development of the Commercial Fishing Shark Repellent (CFSR).

We do not plan to distribute dividends in early years as the funds would be better reinvested into our growth.

We are not speculating valuations but have provided average run rates based on both gross revenue and EBITDA along with multiples of those figures.



POTENTIAL CHALLENGES

Our plan is based on the following assumptions:

- Securing funding.
- Acceptance of our solutions into the markets we are targeting as well as markets we have yet to target.
- Successful marketing, branding, positioning and adapting as relevant metrics become

available.

- Reasonable growth in sales through the channels we focus on.
- Maintaining our advantages over competition, including size, cost, and ease of use.
- Successful relationships and growth with resellers/distributors.
- Hiring the best people, keeping personnel to the required minimum, and anticipating hiring needs in a timely fashion.



Any disruption to the above plan could affect SharkStopper's speed of growth, ability to execute, and projected return to investors.

USE OF FUNDING NET PROCEEDS

Top Spending Categories

- **Sales & Marketing**: Acquire end users through digital advertising, local area public relations and print campaigns, web banners, web search optimization, media releases and social media. This would include digital eCommerce, strategic partnerships, and traditional distributor to retail operations.
- **Manufacturing & Development**
- **General & Administrative:** Insurance, administrative payroll, rent, and other capital expenditures



BONUS OFFER



As a thank you to our investors, anyone who invests $2,000 or more will get a Personal Shark Repellent (PSR) SharkStopper from our first production run. Anyone who who invests $5,000 or more will get a Personal Shark

Repellent (PSR) and a Watercraft Shark
Repellent (WSR). Delivery date to be announced



*Note: As an token of appreciation for meeting certain investment thresholds, companies may offer perks to their investors. These perks are not a condition of the investment, nor are they part of the terms of the offering. FlashFunders is not responsible for the fulfillment of perks offered by SharkStopper, Inc.



Investors | Raise Capital | Browse Startups | FAQ | Blog | About | Careers | Press | Contact | Terms of Use | Privacy Policy | FINRA BrokerCheck website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.



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SharkStopper

The World's Most Effective Shark Repellent

Amount Raised ?

$0

Days Left ? 92 Investors 0





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| PITCH | TEAM | DOCUMENTS | QUESTIONS | FUNDRAISING | COMMENTS | ❯ |

THE FOUNDING TEAM



Brian Wynne
Founder & CEO

Brian Wynne is the CEO & Founder of SharkStopper, Inc. Brian's technical and executive managerial experience at both Wang Laboratories, Inc. and Standard Telephone, Inc. has given him the skills necessary to manage SharkStopper. Brian has designed and built two shark repellent products that will soon revolutionize this virtually untapped market.



Matt Kurke
CFO

Matt Kurke serves as the CFO and Treasurer of SharkStopper. Matt was the CFO of Livelook, Inc. from 2011, until acquired by Oracle in 2014. Matt graduated magna cum laude from Delaware Valley University and is a CPA and member of the Pennsylvania Institute of CPAs.



Ron Krupa

Engineering & Operations

Ron Krupka has 30 years experience as VP and COO of large scale electronics and data manufacturing operations serving clients in both the DOD and the private sector. Ron has also been a key member or owner on various sized start ups a number of which are currently ongoing. Ron is an avid boater and certified diver who received a BS from SUNY.

INVESTORS & ADVISORS



Razvan Rusovici Ph.D

Scientific Advisor

Dr. Rusovici was elected to the American Institute of Aeronautics and Astronautics Technical Committee for Structural Dynamics and currently serves as an Assistant Professor of Aerospace Engineering at the Florida Technical University. Dr. Rusovici serves as a Scientific Advisor to SharkStopper and is a testing collaborator.



Marcus Yoder

Advisor

Marcus Yoder is a 20-year technology executive with extensive experience in new product and market development. Marcus holds a BA from the University of Tennessee, Knoxville, and an MBA from the University of Chicago Booth School of Business.

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SharkStopper

The World's Most Effective Shark Repellent

Amount Raised ?

$0

Days Left ?   92   Investors   0





🌐 www.sharkstopper.com

📍 Huntington, NY

 **+**　　　　　　　　　　Follow

| PITCH | TEAM | **DOCUMENTS** | QUESTIONS | FUNDRAISING | COMMENTS |  |

DILIGENCE DOCUMENTS

Business Plan

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REG CF DOCUMENTS [?]

Term Sheet

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Investor Acknowledgment

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Flash CF Preferred Stock Subscription Agreement

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Investors' Rights Agreement

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REG D DOCUMENTS [?]

Term Sheet

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Investor Acknowledgment

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FlashSeed Preferred Stock Subscription Agreement

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Investors' Rights Agreement

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Amended and Restated Certificate of Incorporation

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---

Important Disclosure: FlashFunders.com is operated by FlashFunders, Inc. Certain securities related activities are conducted through FlashFunders Securities, LLC, a registered broker-dealer and member FINRA/SIPC. FlashFunders Securities, LLC is a wholly-owned subsidiary of FlashFunders, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed as a recommendation for any securities offering on or off our platform. Securities on FlashFunders are offered pursuant to Section 4(a)(6) of, and Regulation D and Regulation S promulgated under, the Securities Act of 1933, as amended. Regulation D offerings on FlashFunders are only suitable for accredited investors. All company listings on FlashFunders are only appropriate for investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold through FlashFunders are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. Securities offered on the FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.

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SharkStopper

The World's Most Effective Shark Repellent

Amount Raised ?

$0

Days Left ?   92   Investors   0






PITCH   TEAM   DOCUMENTS   **QUESTIONS**   FUNDRAISING   COMMENTS   ❯

COMMONLY ASKED QUESTIONS

//

What effect does SharkStopper have on nearby fish?

In all of our testing we have seen no physical or behavioral effect on nearby fish or other marine life. This is a positive aspect for many reasons: ☐ For both recreational and commercial fishing, the SharkStopper product will not scare away the fish being sought for catch. ☐ For recreational, research, and professional divers, the use of the product will not scare away the other species of marine life being observed.

//

Can you hear the SharkStopper sound while above water?

Once the Personal Shark Repellent (PSR) is immersed in water, the unit begins emitting the signature sound. As you bring the unit out of the water, it will continue to emit the sound for 2-3 seconds as water drains away from the water sensors. For the Watercraft Shark Repellent (WSR), the signature sound is emitted any time the unit is turned on. There is a small speaker on the unit which stays in the boat, so that the user can tell if there is sound being emitted. That speaker also has a separate volume control, so that the signature sound does not disturb those who remain on board the boat.

//

Where did you get the inspiration for the sound?

Development of SharkStopper products began with the premise that sharks are affected by sounds. We knew that certain sounds, such as those made by injured prey, attract sharks, so we investigated whether sounds could also be used to repel sharks. With this knowledge we conducted field tests around the world and found a particular frequency range and modulation that is effective against sharks. After hearing that scientists used orca whale sounds with some success against silky sharks in the 1970's, we tested the call of killer whales to see if those calls would repel sharks. When the sounds proved successful we combined the orca sounds with our modulated frequency and created the perfect sound to repel sharks.

//

Can you provide independent published results to back up your claims?

We will use a portion of the funding for independent testing of our products. SharkStopper has positive, documented letters of support from a marine biologist, a Great White shark expert and the captain of a shark tour vessel that we went on a testing expedition with. The videos on our webpage stand for themselves as our current claims of proof.

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SharkStopper

The World's Most Effective Shark Repellent

Amount Raised ?

$0

Days Left ? 92   Investors 0





🌐 www.sharkstopper.com

➤ Huntington, NY

➕   Follow

PITCH	TEAM	DOCUMENTS	QUESTIONS	**FUNDRAISING**	COMMENTS	❯

FUNDRAISING DETAILS

Reg CF Offering Summary

Amount Raised	Investors
$0.00	0

Security Type	Shares Offered
Flash CF Preferred Stock	200,000

Offering Min 	Offering Max ?
$70,000	$100,000

Reg D Offering Summary

Amount Raised	**Investors**
$0.00	0
Security Type	**Shares Offered**
FlashSeed Preferred	2,000,000
Offering Min [?]	**Offering Max** [?]
N/A	$1,000,000

Additional Details

Pre-Money Valuation	**Max Equity Offered** [?]
$3,000,000	26.83%
Price Per Share	**Option Pool** [?]
$0.50	12.2%

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SharkStopper

The World's Most Effective Shark Repellent

Amount Raised ?

$0

Days Left ?   92   Investors   0





 www.sharkstopper.com

 Huntington, NY

| **+** | Follow |

| PITCH | TEAM | DOCUMENTS | QUESTIONS | **FUNDRAISING** | **COMMENTS** | **›** |

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